

Q2 2015 Earnings Review
August 4, 2015

Cautionary Statement on Forward-Looking Statements

This presentation contains forward-looking statements covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein include statements about third quarter 2015 guidance, including: total throughput; direct operating expenses; selling, general and administrative expenses (SG&A); depreciation and amortization; interest expense and other financing costs; and FY 2015 capital expenditures, including maintenance, regulatory expenditures and discretionary expenditures. These forward-looking statements also include information about crack spread hedge positions, market pricing and realized and unrealized gains. These statements are subject to the general risks inherent in Western Refining, Inc.'s business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Western's business and operations involve numerous risks and uncertainties, many of which are beyond its control, which could result in Western's expectations not being realized or otherwise materially affect Western's financial condition, results of operations, and cash flows. Additional information relating to the uncertainties affecting Western's business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are only as of the date made, and Western does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

Q2 2015 Highlights

- Safe and reliable operations; strong throughput at El Paso and Gallup

- Adjusted EBITDA of $355 million
  - Western Standalone: $218 million
  - WNRL: $27 million
  - NTI: $110 million

- Completion of TexNew Mex pipeline; throughput averaged 8,500 barrels per day in June

- Paid $0.34 per share dividend

($ in millions, except per share data)	Q2 2015	Q2 2014
Net income attributable to Western Refining, Inc.	$134	$157
per Diluted Share	$1.40	$1.56
Net income attributable to Western excluding special items[1]	$138	$129
per Diluted Share, excluding special items	$1.44	$1.29
Adjusted EBITDA[2]	$355	$314

[1] See Appendix for further detail on Net Income (loss) excluding special items.

[2] Adjusted EBITDA excludes an adjustment for non-cash unrealized mark-to-market hedging gains and losses; see Appendix for reconciliation of Net Income to Adjusted EBITDA and the definition of Adjusted EBITDA.













Refining Operating Metrics

Gross Margin ($ per throughput barrel)	Direct Operating Expenses ($ per throughput barrel)	Operating Margin[1] ($ per throughput barrel)

El Paso
$25
$0
$20.95
$20.01
$3.86
$4.17
$17.09
$15.84
Gallup
$15.34
$22.64
$9.03
$7.81
$6.31
$14.83
Q2 2014
Q2 2015

[1] Operating margin is defined as gross margin minus direct operating expenses.

Western Refining

Q1 2015 to Q2 2015 Consolidated Cash Flow Bridge



	Cash and Restricted Cash 3/31/15	Adjusted EBITDA [1]	Payments on Debt and Capital Leases	Cash Taxes and Cash Interest Paid	Dividends Paid	CAPEX	Change in Working Cap & Other	NTI and WNRL Distributions [2]	Change in Restricted Cash	Cash and Restricted Cash 6/30/15
Western	$ 380.2	$ 217.9	$ (1.9)	$ (124.5)	$ (32.5)	$ (47.3)	$ (41.5)	$ —	$ 55.3	$ 405.7
NTI	118.3	110.3	(0.5)	(12.9)	—	(11.2)	(15.0)	(61.1)	—	127.9
WNRL	88.2	26.9	—	(0.8)	—	(7.8)	(22.4)	(5.5)	—	78.6
Total	$ 586.7	$ 355.1	$ (2.4)	$ (138.2)	$ (32.5)	$ (66.3)	$ (78.9)	$ (66.6)	$ 55.3	$ 612.2

[1] Adjusted EBITDA includes both controlling and non-controlling interests of NTI and WNRL; see Appendix for a reconciliation of Net Income to Adjusted EBITDA and the definition of Adjusted EBITDA.

[2] NTI and WNRL cash distributions to the non-controlling interests.

Capital Structure

	As of June 30, 2015 ($ millions)	
	WNR Consolidated	Western[1] Standalone
Total Cash and Restricted Cash [2]	$ 612	$ 406
Western		
Revolving Credit Facility	$ —	$ —
Term Loan, due 2020	542	542
6.25% Senior Unsecured Notes due 2021	350	350
NTI		
Revolving Credit Facility	—	
7.125% Senior Secured Notes due 2020	356	
WNRL		
Revolving Credit Facility	—	
7.5% Senior Notes, due 2023	300	
Total Long-term Debt [3]	1,548	892
Shareholders' Equity	2,998	1,277
Total Capitalization	$ 4,546	$ 2,169
LTM Adjusted EBITDA [4]	$ 1,361	$ 1,046
Total Debt / LTM Adjusted EBITDA	1.1x	0.9x
Total Debt / Total Capitalization	34%	41%

[1] Western Standalone excludes NTI and WNRL.

[2] Includes Restricted Cash of $68 million

[3] Debt levels shown are net of premium and conversion feature.

[4] See Appendix for a reconciliation of Net Income to Adjusted EBITDA and the definition of Adjusted EBITDA.

Q3 2015 Guidance

Operations

	El Paso	Gallup	St. Paul Park (NTI)
Total Throughput (mbpd)	135 - 139	25.5 - 27.5	96 - 99.5
Direct Operating Expenses ($/Bbl)	$4.00 - $4.25	$8.50 - $8.75	$4.55 - $5.05

Other
($ millions)

	Western Standalone	NTI	WNRL	Total
SG&A	$30	$23	$6	$59
Depreciation and Amortization	$27	$20	$5	$52
Interest Expense and Other Financing Costs	$14	$8	$6	$28
FY 2015 Capital Expenditures				
Maintenance/Regulatory	$88	$36	$13	$137
Discretionary	162	34	32	228
FY 2015 Total Capital Expenditures	$250	$70	$45	$365

Western Refining™

Appendix



Reconciliation of Special Items

	Three Months Ended	
	June 30,	
	2015	2014
	(In thousands, except per share data)	
Reported diluted earnings per share	$ 1.40	$ 1.56
Income before income taxes	$ 292,302	$ 283,974
Special items:		
Unrealized loss (gain) on commodity hedging transactions	22,287	(45,379)
Loss (gain) on disposal of assets, net	(387)	119
Affiliate severance costs	—	3,479
Net change in lower of cost or market inventory reserve	(38,204)	—
Loss on extinguishment of debt	—	1
Earnings before income taxes excluding special items	275,998	242,194
Recomputed income taxes excluding special items [1]	(80,847)	(77,696)
Net income excluding special items	195,151	164,498
Net income attributable to non-controlling interest	57,138	35,721
Net income attributable to Western excluding special items	$ 138,013	$ 128,777
Diluted earnings per share excluding special items	$ 1.44	$ 1.29

[1] Income taxes recalculated after deducting special items and earning attributable to non-controlling interest from Income before income taxes.

Consolidated Adjusted EBITDA Reconciliation

	Three Months Ended June 30,	
	2015	**2014**
	(In thousands)	
Net income attributable to Western Refining, Inc.	$ 133,919	$ 156,696
Net income attributable to non-controlling interest	79,948	33,871
Interest expense and other financing costs	27,316	27,801
Provision for income taxes	78,435	93,407
Depreciation and amortization	51,143	47,848
Maintenance turnaround expense	593	—
Loss (gain) on disposal of assets, net	(387)	119
Loss on extinguishment of debt	—	1
Net change in lower of cost or market inventory reserve	(38,204)	—
Unrealized loss (gain) on commodity hedging transactions	22,287	(45,379)
Adjusted EBITDA [1]	$ 355,050	$ 314,364

[1] Adjusted EBITDA includes an adjustment for non-cash unrealized mark-to-market hedging gains and losses; see Appendix for reconciliation of Net Income to Adjusted EBITDA and the definition of Adjusted EBITDA.

Consolidated Adjusted EBITDA Reconciliations

	Three Month Period Ending				Twelve Months Ended
	(In Thousands)				
Consolidated Western Refining, Inc.	**Sep 2014**	**Dec 2014**	**Mar 2015**	**Jun 2015**	**Jun 2015**
Net income attributable to Western Refining, Inc.	$ 186,749	$ 130,935	$ 105,989	$ 133,919	$ 557,592
Net income attributable to non-controlling interest	60,608	13,516	68,979	79,948	223,051
Interest expense and other financing costs	18,250	22,054	24,957	27,316	92,577
Provision for income taxes	80,713	69,285	59,437	78,435	287,870
Depreciation and amortization	46,910	49,398	49,926	51,143	197,377
Maintenance turnaround expense	1,883	140	105	593	2,721
Loss (gain) on disposal of assets, net	(66)	7,591	282	(387)	7,420
Loss on extinguishment of debt	—	—	—	—	—
Net change in lower of cost or market inventory reserve	—	78,554	(15,722)	(38,204)	24,628
Unrealized (gain) loss on commodity hedging transactions	(17,020)	(58,052)	20,057	22,287	(32,728)
Adjusted EBITDA [1]	$ 378,027	$ 313,421	$ 314,010	$ 355,050	$ 1,360,508

[1] Adjusted EBITDA includes an adjustment for non-cash unrealized mark-to-market hedging gains and losses; see Appendix for reconciliation of Net Income to Adjusted EBITDA and the definition of Adjusted EBITDA.

Consolidating Adjusted EBITDA Reconciliations

Last Twelve Months

June 30, 2015

	Western Standalone	NTI	WNRL	WNR Consolidated
	(In thousands)			
Net income attributable to Western Refining, Inc.	$ 385,614	$ 130,841	$ 41,137	$ 557,592
Net income attributable to non-controlling interest	—	201,866	21,185	223,051
Interest expense and other financing costs	56,153	24,564	11,860	92,577
Provision for income taxes	287,264	—	606	287,870
Loss (gain) on disposal of assets, net	7,743	(302)	(21)	7,420
Depreciation and amortization	103,016	77,077	17,284	197,377
Maintenance turnaround expense	2,721	—	—	2,721
Loss on extinguishment of debt	—	—	—	—
Net change in lower of cost or market inventory reserve	—	24,628	—	24,628
Unrealized loss (gain) on commodity hedging transactions	(34,190)	1,462	—	(32,728)
Adjusted EBITDA	808,321	$ 460,136	$ 92,051	$ 1,360,508
Controlling interests in NTI [1]	176,692			
Controlling interests in WNRL [1]	60,846			
Total Adjusted EBITDA	$ 1,045,859			

[1] Western's controlling interests in NTI and WNRL represent 38% and 66%, respectively.

Adjusted EBITDA Reconciliation

The tables on the previous page reconcile net income to Adjusted EBITDA for the periods presented.

Adjusted EBITDA represents earnings before interest expense and other financing costs, provision for income taxes, depreciation, amortization, maintenance turnaround expense, and certain other non-cash income and expense items. However, Adjusted EBITDA is not a recognized measurement under United States generally accepted accounting principles ("GAAP"). Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes, the accounting effects of significant turnaround activities (that many of our competitors capitalize and thereby exclude from their measures of EBITDA), and certain non-cash charges that are items that may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
- Adjusted EBITDA does not reflect our cash expenditures or future requirements for significant turnaround activities, capital expenditures, or contractual commitments;
- Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs; and
- Adjusted EBITDA, as we calculate it, differs from the NTI and WNRL Adjusted EBITDA calculation and may differ from the Adjusted EBITDA calculations of other companies in our industry, thereby limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

Western Standalone
Crack Spread Hedge Positions
As of June 30, 2015

Period	Volume Hedged (000 barrels)		% of Planned Production Hedged		Strike Price		Mark-to-Market Price[1] June 30, 2015		Offsetting Unrealized Gain Positions ($MM) [2]
	Gasoline	Distillate	Gasoline	Distillate	Gasoline	Distillate	Gasoline	Distillate	
2015 Q3	2,400	1,622	33%	30.8%	18.51	27.57	22.06	17.61	9.9
Q4	--	1,922	—%	35.8%	—	26.39	—	17.14	7.3
2016 Q1	--	795	—%	17.3%	—	26.35	—	17.74	4.7
Q2	--	795	—%	13.2%	—	26.35	—	18.67	4.7
Q3	--	1,545	—%	25.4%	—	26.93	—	19.65	4.7
Q4	--	795	—%	13.1%	—	26.35	—	19.53	4.7
2017 Q1	--	375	—%	8.1%	—	23.49	—	19.50	—
Q2	--	150	—%	2.5%	—	23.60	—	20.18	—
Q3	--	150	—%	2.5%	—	23.60	—	20.53	—
Q4	--	150	—%	2.5%	—	23.60	—	19.58	—

[1] Mark-to-market pricing based on data obtained from the CME Group.
[2] Represents unrealized gains on short positions that were closed by the purchase of an offsetting long position as of Q2 2015, neither of which position will be realized until maturity.

Western Refining

Western Standalone

Hedging Gain/(Loss)
As of June 30, 2015
($ millions)

Hedging Period	Realized Gain/(Loss)		Total Realized Gain / (Loss)
	Crack Spread	Inventory/Other	
Q1 2015	$17.1	$0.4	$17.5
Q2 2015	18.1	(7.4)	10.7

Hedging Period	Unrealized Gain/(Loss)		Total Unrealized Gain / (Loss)
	Crack Spread	Inventory/Other	
Q1 2015	$(20.3)	$(0.9)	$(21.2)
Q2 2015	(23.7)	0.9	(22.8)

Western Refining

Consolidated Unrealized Hedging Gains and Losses [1]
($*millions*)

| Period | Balance Sheet Fair Value | | Income Statement |
	Beg. Of Period	End of Period	Unrealized Gain (Loss)
2014 Q1	$(64.5)	$9.5	$74.0
Q2	$9.5	$54.9	$45.4
Q3	$54.9	$71.9	$17.0
Q4	$71.9	$130.0	$58.1
2015 Q1	$130.0	$109.9	$(20.1)
Q2	$109.9	$87.6	$(22.3)

[1] Includes WNR crack spreads and inventory hedging positions and NTI inventory hedging positions.

Western Refining

